SEC [barcode label: 06051344] MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 12429 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/05 (MM/DD/YY) AND ENDING 10/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES C. BUTTERFIELD, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 EAST MICHIGAN AVENUE
(No. and Street)

JACKSON (City) MICHIGAN (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER JAMES BUTTERFIELD 517-787-5000 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIS & JURASEK, P.C.
(Name – *if individual, state last, first, middle name*)

2545 SPRING ARBOR ROAD, SUITE 200 (Address) JACKSON (City) MICHIGAN (State) 49203 (Zip Code)

SEC MAIL PROCESSING SECTION DEC 27 2006 WASH. D.C. 161

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 10 2007 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ALEXANDER JAMES BUTTERFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES C. BUTTERFIELD, INC., as of OCTOBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alex J. Butterfield
Signature

President
Title

Sandra Skinner
Notary Public

SANDRA SKINNER
NOTARY PUBLIC, Jackson County, MI
My Commission Expires Nov. 11, 2011
Acting in Jackson County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

We have audited the answers to the FOCUS Report - Part IIA of James C. Butterfield, Inc. as of October 31, 2006. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying FOCUS Report - Part IIA of James C. Butterfield, Inc. at October 31, 2006, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.
Willis & Jurasek, P.C.

November 17, 2006

**WILLIS & JURASEK, P.C.**
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

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| Estimated average burden hours per response | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form X-17A-5 FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

## PART IIA [12]

*(Please read instructions before preparing Form.)*

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [X] [26]

NAME OF BROKER-DEALER: JAMES C. BUTTERFIELD, INC. [13]

SEC FILE NO.: 8-12429 [14]

FIRM I.D. NO.: 462 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

111 EAST MICHIGAN AVENUE [20]
(No. and Street)

JACKSON [21] MICHIGAN [22] 49201 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 11/1/05 [24]

AND ENDING (MM/DD/YY): 10/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER JAMES BUTTERFIELD [30]

(Area Code) — Telephone No.: 517-787-5000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

| | |
|---|---|
| [32] | [33] |
| [34] | [35] |
| [36] | [37] |
| [38] | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 21 day of Dec 2006

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

WILLIS & JURASEK, P.C. [70]

ADDRESS

2545 SPRING ARBOR ROAD,
SUITE 200 [71] JACKSON [72] MICHIGAN [73] 49203 [74]

| Number and Street | City | State | Zip Code |
|---|---|---|---|

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| | | |
|---|---|---|
| BROKER OR DEALER JAMES C. BUTTERFIELD, INC. | N 3 | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/06 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

| | Allowable | | Non-Allowable | | Total | |
|---|---|---|---|---|---|---|
| 1. Cash | $ 86,663 | 200 | | | $ 86,663 | 750 |
| 2. Receivables from brokers or dealers: | | | | | | |
| A. Clearance account | $ 4,173 | 295 | | | | |
| B. Other | 4,286 | 300 | $ 59,423 | 550 | 67,882 | 810 |
| 3. Receivable from non-customers | | 355 | | 600 | $ | 830 |
| 4. Securities and spot commodities owned at market value: | | | | | | |
| A. Exempted securities | | 418 | | | | |
| B. Debt securities | | 419 | | | | |
| C. Options | | 420 | | | | |
| D. Other securities | 297,574 | 424 | | | 297,574 | 850 |
| E. Spot commodities | | 430 | | | | |
| 5. Securities and/or other investments not readily marketable: | | | | | | |
| A. At cost $ [130] | | | | | | |
| B. At estimated fair value | | 440 | | 610 | | 860 |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | 460 | | 630 | | 880 |
| A. Exempted securities $ [150] | | | | | | |
| B. Other securities $ [160] | | | | | | |
| 7. Secured demand notes: | | 470 | | 640 | | 890 |
| Market value of collateral: | | | | | | |
| A. Exempted securities $ [170] | | | | | | |
| B. Other securities $ [180] | | | | | | |
| 8. Memberships in exchanges: | | | | | | |
| A. Owned, at market $ [190] | | | | | | |
| B. Owned, at cost | | | | 650 | | |
| C. Contributed for use of the company, at market value | | | $ | 660 | | 900 |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | 480 | | 670 | | 910 |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | 490 | 175,657 | 680 | $ 175,657 | 920 |
| 11. Other assets | | 535 | 2,000 | 735 | 2,000 | 930 |
| 12. TOTAL ASSETS | $ 392,695 | 540 | $ 237,080 | 740 | $ 629,776 | 940 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | | 1114 | | 1315 | | 1560 |
| B. Other | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | 1155 | | 1355 | | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | 12,706 | 1205 | | 1385 | 12,706 | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | 99,234 | 1211 | | 1390 | 99,234 | 1700 |
| 19. E. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders $ [970] | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of $ [980] | | | | | | |
| B. Securities borrowings, at market value from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of $ [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 111,940 | 1230 | $ | 1450 | $ 111,940 | 1760 |

| Ownership Equity | | | Total | |
|---|---|---|---|---|
| 21. Sole Proprietorship | | | $ | 1770 |
| 22. Partnership (limited partners) | ($ | 1020) | | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | 32,949 | 1792 |
| C. Additional paid-in capital | | | 21,104 | 1793 |
| D. Retained earnings | | | 463,783 | 1794 |
| E. Total | | | 517,836 | 1795 |
| F. Less capital stock in treasury | | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | $ 517,836 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 629,776 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/06

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 517,836 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 517,836 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 517,836 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 237,080 | 3540 | | |
| | B. Secured demand note delinquency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities – proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 237,080 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 280,756 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 83,180 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 83,180 ) | 3740 |
| 10. | Net Capital | | | $ 197,576 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/06

### COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6⅔% of line 19) | $ | 7,463 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 50,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 50,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 147,576 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | 22 $ | 186,382 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 111,940 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | 21 $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 18. Total aggregate indebtedness | | | | $ | 111,940 | 3840 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) | | | | % | 57 | 3850 |
| 20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3970 |
| 22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 23 $ | | 3880 |
| 23. Net capital requirement (greater of line 21 or 22) | $ | | 3760 |
| 24. Excess capital (line 10 less 23) | $ | | 3910 |
| 25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC.

For the period (MMDDYY) from 11/1/05 [3932] to 10/31/06 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

| | | |
|---|---|---|
| **REVENUE** | | |
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ 17,223 | 3935 |
| b. Commissions on listed option transactions | | 3938 |
| c. All other securities commissions | 7,829 | 3939 |
| d. Total securities commissions | 25,052 | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | | 3950 |
| 3. Gains or losses on firm securities investment accounts | 54,869 | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | 3955 |
| 5. Revenue from sale of investment company shares | 118,605 | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 523,676 | 3995 |
| 9. Total revenue | $ 722,202 | 4030 |
| **EXPENSES** | | |
| 10. Salaries and other employment costs for general partners and voting stockholder officers | 310,000 | 4120 |
| 11. Other employee compensation and benefits | 82,193 | 4115 |
| 12. Commissions paid to other broker-dealers | | 4140 |
| 13. Interest expense | | 4075 |
| a. Includes interest on accounts subject to subordination agreements [4070] | | |
| 14. Regulatory fees and expenses | 5,974 | 4195 |
| 15. Other expenses | 210,053 | 4100 |
| 16. Total expenses | $ 608,220 | 4200 |
| **NET INCOME** | | |
| 17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | $ 113,982 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | 11,018 | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | 4222 |
| a. After Federal income taxes of [4338] | | |
| 20. Extraordinary gains (losses) | | 4224 |
| a. After Federal income taxes of [4239] | | |
| 21. Cumulative effect of changes in accounting principles | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ 102,964 | 4230 |
| **MONTHLY INCOME** | | |
| 23. Income (current month only) before provision for Federal income taxes and extraordinary items | $ | 4211 |

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC.

For the period (MMDDYY) from 11/1/05 to 10/31/06

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 416,872 | 4240 |
| A. Net income (loss) | | | 102,964 | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | 2,000 | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 517,836 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER JAMES C. BUTTERFIELD, INC. as of 10/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ............ [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ............ [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
     Name of clearing firm 30 ______ [4335] [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) ............ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| | Type of Proposed Withdrawal or Accrual (See below for code) | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|---|
| 31 | [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| 32 | [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| 33 | [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| 34 | [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| 35 | [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |

Total $ 35 ______ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

| WITHDRAWAL CODE: | DESCRIPTIONS |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |

# James C. Butterfield, Inc.

Financial Statements
and Independent Auditors' Report

Period Ended October 31, 2006

## Contents

Independent Auditors' Report

Board of Directors
James C. Butterfield, Inc.
Jackson, Michigan

We have audited the accompanying Statement of Financial Condition of James C. Butterfield, Inc. as of October 31, 2006, and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of James C. Butterfield, Inc. as of October 31, 2006, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying Statements of Financial Condition of James C. Butterfield, Inc. as of December 31, 2005, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with statements on standards for accounting and review service issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements as of December 31, 2005 and, accordingly, do not express an opinion or any other form of assurance on them.

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

November 17, 2006

**WILLIS & JURASEK, P.C.**
2545 Spring Arbor Road
Post Office Box 39
Jackson, Michigan 49204-0039

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-mail: willis@willispc.com
Web site: www.willispc.com

## James C. Butterfield, Inc.
Statements of Financial Condition
October 31, 2006 and December 31, 2005

| | | 2006 | | 2005 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current Assets:** | | | | |
| Cash | $ | 86,663 | $ | 26,964 |
| Commissions receivable | | 67,882 | | 53,870 |
| Securities owned - at market value | | 297,574 | | 234,043 |
| Employee loan | | 2,000 | | 2,000 |
| Total current assets | | 454,119 | | 316,877 |
| **Property, Plant & Equipment:** | | | | |
| Equipment | | 22,036 | | 22,036 |
| Leasehold improvements | | 170,115 | | 170,115 |
| Auto | | 11,000 | | 11,000 |
| | | 203,151 | | 203,151 |
| Less: accumulated depreciation | | (27,494) | | (20,935) |
| Total property, plant & equipment | | 175,657 | | 182,216 |
| | $ | 629,776 | $ | 499,093 |
| **Liabilities and Stockholders' Equity** | | | | |
| **Current Liabilities:** | | | | |
| Current portion of long-term debt | $ | 13,230 | $ | 18,464 |
| Accrued expenses | | 12,706 | | 22,889 |
| Total current liabilities | | 25,936 | | 41,353 |
| **Long-Term Debt:** | | | | |
| Note payable - bank | | 99,234 | | 6,157 |
| Note payable - remodeling | | - | | 96,834 |
| Less current portion | | (13,230) | | (18,464) |
| Total long-term debt | | 86,004 | | 84,527 |
| **Stockholders' Equity:** | | | | |
| Common stock-$1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares | | 32,949 | | 32,949 |
| Capital in excess of par value | | 21,104 | | 21,104 |
| Retained earnings | | 463,783 | | 319,160 |
| Total stockholders' equity | | 517,836 | | 373,213 |
| | $ | 629,776 | $ | 499,093 |

See Accountants' Report and Accompanying Notes to Financial Statements.

## James C. Butterfield, Inc.

Statements of Income

Periods Ended October 31, 2006 and December 31, 2005

| | | 2006 | % | | 2005 | % |
|---|---|---|---|---|---|---|
| **Income:** | | | | | | |
| Commissions - agency | $ | 15,442 | 2.53 | $ | 32,423 | 5.18 |
| Commissions - mutual funds | | 100,853 | 16.52 | | 125,349 | 20.02 |
| Profits - sale of securities | | 44,330 | 7.26 | | 23,209 | 3.71 |
| Insurance products | | 37,119 | 6.08 | | 18,687 | 2.98 |
| Management fees | | 409,722 | 67.13 | | 422,541 | 67.49 |
| Other income | | 2,858 | 0.47 | | 3,860 | 0.62 |
| Total income | | 610,324 | 100.00 | | 626,069 | 100.00 |
| **Expenses:** | | | | | | |
| Salaries and wages | | 270,065 | 44.25 | | 350,094 | 55.92 |
| Payroll taxes | | 18,081 | 2.96 | | 19,189 | 3.06 |
| Group insurance and medical | | 17,134 | 2.81 | | 25,411 | 4.06 |
| Retirement | | 100 | 0.02 | | 18,066 | 2.89 |
| Promotion and entertainment | | 48,865 | 8.01 | | 51,428 | 8.21 |
| Dues and subscriptions | | 2,305 | 0.38 | | 6,624 | 1.06 |
| Telephone | | 7,252 | 1.19 | | 8,052 | 1.29 |
| Office expense | | 17,322 | 2.84 | | 14,770 | 2.36 |
| Postage | | 2,909 | 0.48 | | 4,485 | 0.72 |
| Building maintenance | | 380 | 0.06 | | 700 | 0.11 |
| Legal and accounting | | 10,650 | 1.74 | | 10,200 | 1.63 |
| Insurance | | 4,237 | 0.69 | | 6,511 | 1.04 |
| Computer expense | | 3,357 | 0.55 | | 2,875 | 0.46 |
| Training and seminars | | 10,324 | 1.69 | | 12,042 | 1.92 |
| Utilities | | 6,967 | 1.14 | | 13,272 | 2.12 |
| Interest | | 6,251 | 1.02 | | 3,866 | 0.62 |
| Rent | | 10,000 | 1.64 | | 13,596 | 2.17 |
| Depreciation | | 6,559 | 1.07 | | 9,598 | 1.53 |
| Corporate taxes | | 13,275 | 2.18 | | 7,821 | 1.25 |
| Total expenses | | 456,033 | 74.72 | | 578,600 | 92.42 |
| **Income Before Provision for Federal Income Taxes** | | 154,291 | 25.28 | | 47,469 | 7.58 |
| **Provision for Federal Income Taxes** | | 9,668 | 1.58 | | 8,180 | 1.31 |
| **Net Income** | $ | 144,623 | 23.70 | $ | 39,289 | 6.28 |

See Accountants' Report and Accompanying Notes to Financial Statements.

**James C. Butterfield, Inc.**

Statements of Retained Earnings

Periods Ended October 31, 2006 and December 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Balance - Beginning of Period** | $ 319,160 | $ 281,871 |
| **Less Dividends** | - | 2,000 |
| **Net Income for the Period** | 144,623 | 39,289 |
| **Balance - End of Period** | $ 463,783 | $ 319,160 |

See Accountants' Report and Accompanying Notes to Financial Statements.

# James C. Butterfield, Inc.

Statements of Cash Flows

Periods Ended October 31, 2006 and December 31, 2005

| | 2006 | 2005 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income | $ 144,623 | $ 39,289 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 6,559 | 9,598 |
| (Gain) loss on investments, net | (44,330) | (23,209) |
| Deferred income taxes | - | 580 |
| Changes in current assets and liabilities: | | |
| (Increase) decrease in commissions receivable | (14,012) | (6,442) |
| (Increase) decrease in employee loan | - | 2,000 |
| Increase (decrease) in accrued expenses | (10,183) | 17,583 |
| Net cash provided (used) by operating activities | 82,657 | 39,399 |
| **Cash Flows From Investing Activities:** | | |
| Payments on long-term debt | (3,758) | (25,692) |
| Purchase of marketable securities | (19,200) | - |
| Net cash provided (used) by investing activities | (22,958) | (25,692) |
| **Cash Flows From Financing Activities:** | | |
| Dividends paid | - | (2,000) |
| Net cash provided (used) by financing activities | - | (2,000) |
| **Net Increase (Decrease) In Cash And Cash Equivalents** | 59,699 | 11,707 |
| **Cash And Cash Equivalents at Beginning of Period** | 26,964 | 15,257 |
| **Cash And Cash Equivalents at End of Period** | $ 86,663 | $ 26,964 |

See Accountants' Report and Accompanying Notes to Financial Statements.

**James C. Butterfield, Inc.**
Reconciliation of Ownership Equity in Financial Statements
with Focus Report Part IIA
Period Ended October 31, 2006

| | Amount |
|---|---|
| Ownership Equity - Financial Statements | $ 517,836 |
| Ownership Equity - Focus Report Part IIA | $ 517,836 |

## Note 1 - Summary of Significant Accounting Policies

### Nature of Business

The Company operates in the securities industry and provides investment counseling and other services. The Company operates primarily in the Jackson, Michigan area.

### Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned by the Company are stated at market quotation value.

### Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

### Accounts Receivable

Management has determined that all outstanding receivables are collectible. Therefore, no provision has been made for uncollectible accounts.

### Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated and straight-line methods for financial reporting purposes at rates based on the following estimated useful lives:

| | Years |
|---|---|
| Equipment | 5 - 7 |
| Leasehold improvements | 7 – 39 |

Maintenance and repairs, including replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

### Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2006, the ratio of aggregate indebtedness to net capital was approximately 0.57 to 1. The firm's net capital as of October 31, 2006, is $197,576 and exceeds the required net capital of $50,000 by $147,576.

## Note 1 - Summary of Significant Accounting Policies (Continued)

### Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

### Income Taxes

Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Securities Owned

The Company records its investment in securities at market, listed as follows:

| Shares or Bonds | | Market Value at October 31, 2006 |
|---|---|---|
| 2,007.011 | Pioneer Mid Cap Value Fund | $ 50,838 |
| 1,341.832 | Pioneer Growth Shares | 18,061 |
| 1,788.280 | Templeton Growth Fund | 43,710 |
| 1,451.046 | Mutual Discovery Fund | 43,227 |
| 868.287 | Franklin Small-Mid Cap Growth Fund | 34,202 |
| 53,750.960 | Galaxy Money Market Fund | 53,941 |
| 1,500.000 | The NASDAQ Stock Market, Inc. | 53,595 |
| | | $297,574 |

## Note 3 - Long-Term Liabilities

| | Due Within One Year | Due After One Year |
|---|---|---|
| Note payable – Bank – secured by trust assets; payments of $1,596 per month including interest at 6.50%; due June 2009 | $ 13,230 | $ 86,004 |

Maturities of long-term debt are as follows:

| December 31 | |
|---|---|
| 2007 | $ 13,230 |
| 2008 | 14,117 |
| 2009 | 71,887 |
| | $ 99,234 |

## Note 4 - Rents and Related-Party Transactions

The Company leases its office facility from a related party for approximately $1,000 per month. Rent expense for the periods ended October 31, 2006 and December 31, 2005 was $10,000 and $12,000, respectively.

## Note 5 - Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

## Note 6 - Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2006, Securities and Exchange Commission Report; Form X-17A-5, is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

## Note 7 - Year-End for Tax and Audit

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

## Note 8 - Retirement Savings Plan

The Company's retirement plan is a defined contribution plan under the Internal Revenue Code Section 401(k). The plan covers substantially all full-time employees. Company contributions to the plan are determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan, even though the plan is expected to continue indefinitely. Contributions for the period ended October 31, 2006 were $0 and for the year ended December 31, 2005 were $9,035.

November 17, 2006

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

Gentlemen:

In planning and performing our audit of the financial statements of James C. Butterfield, Inc., (the Company), for the period ended October 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in the following areas:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the control environment and accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of James C. Butterfield, Inc. for the period ended October 31, 2006, and this report does not affect our report thereon dated November 17, 2006.

The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. There are only three other employees of the Company. Substantially, all accounting and cashiering functions are performed by one owner. Security, position record, and the accounting for other securities are performed by this owner/officer. Although the number of personnel of the Company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual, the size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Willis + Jurasek, P.C.

Willis & Jurasek, P.C.

**James C. Butterfield, Inc.**
Statement of Financial Condition
October 31, 2006

| **Assets** | | **Liabilities and Stockholders' Equity** | |
|---|---|---|---|
| Current Assets: | | Current Liabilities: | |
| Cash | $ 86,663 | Current portion of long-term debt | $ 13,230 |
| Commissions receivable | 67,882 | Accrued expenses | 12,706 |
| Securities owned (market value) | 297,574 | Total current liabilities | 25,936 |
| Employee loans receivable | 2,000 | | |
| Total current assets | 454,119 | Long-term debt | 86,004 |
| Property, plant and equipment | 175,657 | Stockholders' Equity | 517,836 |
| | $629,776 | | $629,776 |

**Summary of Significant Accounting Policies**

**Accounting for Security Transactions**

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company are stated at market quotation value.

**Minimum Capital Requirements**

The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2006, the Company's "net capital" was approximately $197,576 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately 0.57 to 1.

**Securities and Exchange Commission Report**

Part IIA of the Company's October 31, 2006, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan, or at the Chicago, Illinois office of the Securities and Exchange Commission.

**Investment Advisor Requirements - The "Brochure Rule"**

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

**Independent Auditors' Report**

James C. Butterfield, Inc.
Jackson, Michigan

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of James C. Butterfield, Inc. as of October 31, 2006, and the related statements of income, retained earnings and cash flows for the period then ended (not presented herein); and in our report dated November 17, 2006, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis + Jurasek, P.C.
Willis & Jurasek, P.C.

November 17, 2006